

October 17, 2011

Via Facsimile
Jonathan Hopp
President and Chief Executive Officer
JH Designs, Inc.
11271 Ventura Boulevard #511
Studio City, California 91604

> **Re:** **JH Designs, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 11, 2011**
> **File No. 333-174196**

Dear Mr. Hopp:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 15

1. We note your response to the third bullet in comment two in our letter dated September 30, 2011. Please revise your disclosure to explain the difference between publishing and printing the book.

Future Plans, page 17

2. We note your response to comment three in our letter dated September 30, 2011. Please correct the total estimated cost figure in the table on page 17.

3. We note your response to comment two in our letter dated September 30, 2011 and the addition of footnote (1) to the table under this heading indicating that you will prioritize funding "first to complete printing of book published September 28, 2011, and then all other activities listed in order of which they are listed in this chart." This appears to be

inconsistent with your disclosure in the first paragraph on page 18. Please revise or advise.

<u>Exhibits and Financial Statement Schedules, page II-2</u>

4. Please file your current debt agreements as you indicated you would in your response letter dated July 21, 2011.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Catherine Brown, Staff Attorney, at (202) 551- 3513, or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Thomas E. Puzzo, Esq.